UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

hi/fn, inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

428358105

(CUSIP Number)

Thomas R. Melendrez

General Counsel, Secretary and

Executive Vice President of Business Development

Exar Corporation

48720 Kato Road

Fremont, CA 94538

(510) 668-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Warren T. Lazarow, Esq. Stephen B. Sonne, Esq. O’Melveny & Myers LLP 2765 Sand Hill Road Menlo Park, California 94025 (650) 473-2600	Paul S. Scrivano, Esq. O’Melveny & Myers LLP Times Square Tower 7 Times Square New York, New York 10036 (212) 326-2000

February 23, 2009

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 428358105

(1)	Names of reporting persons Exar Corporation
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO (see Item 3)
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
(6)	Citizenship or place of organization State of Delaware

Number of shares beneficially owned by each reporting person with:	(7) Sole voting power 14,833,433 shares of Common Stock (see Item 3, 4, 5) (1)
(8) Shared voting power 0
(9) Sole dispositive power 14,833,433 shares of Common Stock (see Item 3, 4, 5) (1)
(10) Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 14,833,433 shares of Common Stock (see Item 3, 4, 5) (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☐
(13)	Percent of class represented by amount in Row (11) 100% (see Items 3, 4 and 5) (2)
(14)	Type of reporting person (see instructions) CO

(1)	On April 3, 2009, Exar reported the final tabulated results of the Offer. The exchange agent reported a final count of 13,886,277 shares of Common Stock tendered (including 345,555 shares of Common Stock guaranteed to be delivered within the next three days), reflecting approximately 91.3 percent (or 93.6 percent, including shares of Common Stock guaranteed to be delivered within the next three days) of the approximately 14,833,433 shares of Common Stock outstanding as of the expiration time. On April 3, 2009, pursuant to a “short-form” merger procedure available under Delaware law, Merger Sub filed a Certificate of Ownership and Merger with the Secretary of State of the State of Delaware whereupon Merger Sub was merged with and into the Company.

(2)	Based on 14,833,433 shares of Common Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1) under the Act.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Exar that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

This Amendment No. 1 (this “Final Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on March 3, 2009 (the “Statement”) by Exar Corporation (“Exar”), and is filed to reflect information required by Rule 13d-2 under the Securities Exchange Act of 1934, as amended, with respect to the shares of common stock, $0.001 par value per share (“Common Stock”), of hi/fn, inc., a Delaware corporation (the “Company”). Capitalized terms used in this Final Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Statement.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

Item 4.	Purpose of Transaction.

The information previously furnished in response to this item is amended to add the following:

On April 3, 2009, Exar reported the final tabulated results of the Offer. The exchange agent reported a final count of 13,886,277 shares of Common Stock tendered (including 345,555 shares of Common Stock guaranteed to be delivered within the next three days), reflecting approximately 91.3 percent (or 93.6 percent, including shares of Common Stock guaranteed to be delivered within the next three days) of the approximately 14,833,433 shares of Common Stock outstanding as of the expiration time. The Company’s stockholders who elected the Mixed Consideration tendered 146,163 shares of Common Stock. These stockholders received, in exchange for each share of Common Stock tendered, $1.60 per share of Common Stock in cash and 0.3529 of a share of Exar common stock, par value $0.0001 per share. The Company’s stockholders who elected the All-Cash Consideration tendered 13,740,114 shares of Common Stock (including 345,555 shares of Common Stock guaranteed to be delivered within the three days of April 3, 2009). These stockholders received, in exchange for each share of Common Stock tendered, $4.00 in cash.

On April 3, 2009, pursuant to a “short-form” merger procedure available under Delaware law, Merger Sub filed a Certificate of Ownership and Merger with the Secretary of State of the State of Delaware whereupon Merger Sub was merged with and into the Company (the “Merger”). In the Merger, each remaining share of Common Stock was converted into the right to receive $1.60 in cash, without interest, and 0.3529 shares of Exar common stock, par value $0.0001 per share (other than shares of Common Stock held by the Company in its treasury or by the Company or Exar or their respective subsidiaries or shares of Common Stock for which appraisal rights have been properly exercised).

Accordingly, as of April 3, 2009, the Company has merged with and into Merger Sub, with the Company being the surviving corporation. As of the effective time of the Merger, Exar is the sole stockholder of the Company, and the Company is a wholly-owned subsidiary of Exar.

Item 7.	Material to Be Filed as Exhibits.

1	Joint Press Release issued by Exar and the Company, dated April 3, 2009, announcing the final results of the Offer (filed herewith).

2	Press Release issued by Exar, dated April 3, 2009, announcing the completion of the Merger (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 8, 2009	EXAR CORPORATION

	By:	/s/ Pedro (Pete) P. Rodriguez
	Name:	Pedro (Pete) P. Rodriguez
	Title:	Chief Executive Officer and President

INDEX TO EXHIBITS

Exhibit Number	Document
1	Joint Press Release issued by Exar and the Company, dated April 3, 2009, announcing the final results of the Offer (filed herewith).

2	Press Release issued by Exar, dated April 3, 2009, announcing the completion of the Merger (filed herewith).